Mail Stop -4561

April 14, 2008

Herman Goideon Kotze
Chief Financial Officer
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesgurg, South Africa

Re: Net 1 UEPS Technologies, Inc.
Form 10-K for June 30, 2007
File Number 0-31203

Dear Mr. Kotze:

We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comment. Where indicated, we think this document should be revised in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2007

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition
Systems Implementation Projects, page F-12

1.   We note your disclosure here that you use the percent complete method in order to recognize revenue for your systems implementation projects. We also note your disclosure in your 2006 Form 10-K, that you use the completed contract method to recognize revenue for these projects. Please provide us with the following additional information:

- the reason(s) for the change in your revenue recognition method;
- the reason(s) you did not discuss the change in your filing;
- how you determined the change was appropriate under the applicable GAAP;
- how you determined prior periods were not impacted by the change; and
- the amounts of software implementation projects revenue recognized during each period presented.

Refer to paragraphs .21 through .33 of SOP 81-1.

Schedule 14A

Compensation Discussion and Analysis, page 11

2.   Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings, please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

3.   In future filings, where the Remuneration Committee uses targets to award the different types of executive compensation, please provide the actual targets. Please note that target quantification and your textual description of compensation should encompass the minimum-maximum concepts described in the table on page 19. If you did not disclose the quantified performance targets because you concluded that disclosure of the targets could cause Net 1 competitive harm, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure in future filings analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

4.   In future filings, please disclose the methodology used by the committee to determine the individual, multi-year stock option and restricted stock awards made to the named executive officers. Please refer to Item 402(b)(1)(v) of Regulation S-K.

5.   In the last paragraph on page 12 you reference compensation surveys that you used to determine Net 1's compensation levels. In future filings, please describe these surveys and explain how they related to your peer group information. In addition, at the bottom of page 15 you say that you considered comparable company information in addition to that for the peer group companies you previously identify. In future filings please identify these additional companies. See Item 402(b)(2)(xiv).

* * * * *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving, Staff Accountant, at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3448.

Sincerely,

Jessica Livingston
Staff Attorney